UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No.76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”), in compliance with article 157, paragraph 4, of Law No. 6,404/76, and in accordance with CVM Instruction No. 358/02, hereby notifies its shareholders and the market in general that, on July 12, 2013, together with its subsidiary Telemar Norte Leste S.A. (“Telemar” and, in conjunction with Oi, the “Assignors”), it entered into a contract with SBA Torres Brasil Ltda. (the “Assignee”), through which it agreed to assign the right of commercial exploitation and use of 2,113 telecommunications towers and the respective areas where they are located (the “Areas”) in return for the total amount of R$686,725,000.00, on the closing date (the “Closing”), subject to certain contractual adjustments, without the transfer, directly or indirectly, of ownership of the such telecommunications towers and Areas (the “Transaction”).

The Transaction will bring as direct benefits to the Company the optimization of resources and transference of operations and maintenance costs of the assets to the Assignee, while ensuring the continuity of services provided in connection with the Fixed-Line Telephony Service (STFC) concession, to the extent that the transaction also includes the leasing of space in such telecommunications towers and Areas by the Assignee for the benefit of the Assignors and their subsidiaries, directly or indirectly, through long-term contracts.

The Closing of the Transaction is subject to the fulfillment of conditions precedent provided for by contract relating to the approval of the transaction by the Brazilian telecommunications regulator (Agência Nacional de Telecomunicações - Anatel), within the terms and conditions of applicable laws.

Oi will maintain its shareholders and the market informed of the completion of the Transaction, as well as any other events that may impact its terms and conditions.

Rio de Janeiro, July 15, 2013.

Bayard de Paoli Gontijo

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
	Name:	Bayard de Paoli Gontijo
	Title:	Chief Financial Officer